SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
(AMENDMENT NO. 1)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
U.S. REALTY PARTNERS LIMITED PARTNERSHIP

(Name of the Issuer)
U.S. REALTY PARTNERS LIMITED PARTNERSHIP
U.S. REALTY I CORPORATION
AIMCO PROPERTIES, L.P.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO/IPT, INC.
AIMCO-GP, INC.
AIMCO USRP MERGER SUB LLC

(Name of Person(s) Filing Statement)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
John Bezzant
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
WITH COPIES TO:

Jonathan Friedman, Esq.	Joseph Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400	Four Times Square
Los Angeles, CA 90071	New York, NY 10036

     This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☑	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$888,181.80	$63.33

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 321,805 depositary unit certificates held by limited partners unaffiliated with AIMCO Properties, L.P. by $2.76 per depositary unit certificate.

**	Calculated by multiplying the transaction valuation of $888,181.80 by 0.0000713
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63.33 Form or Registration No.: Form S-4	Filing Party: Apartment Investment and Management Company; Aimco Properties, L.P. Date Filed: October 12, 2010

INTRODUCTION
          This Amendment No. 1 (“Amendment No. 1”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) U.S. Realty Partners Limited Partnership, a Delaware limited partnership (the “Company” or “USRP”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) U.S. Realty I Corporation, a South Carolina corporation and the corporate general partner of USRP (“U.S. Realty I”); (3) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (4) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (5) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (6) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco and the general partner of Aimco OP (“AIMCO-GP”); and (7) AIMCO USRP Merger Sub LLC, a Delaware limited liability company, of which Aimco OP is the sole member (“Merger Sub”).
          This Amendment No. 1 relates to the merger of Merger Sub with and into the Company with the Company as the surviving entity, which is described in the information statement/prospectus filed by Aimco and Aimco OP on Form S-4 contemporaneously with this Schedule 13E-3 (the “Information Statement/Prospectus”). A copy of the Information Statement/Prospectus is incorporated by reference in Exhibit (a)(1) to this Schedule 13E-3. The item numbers and responses thereto are provided in accordance with the requirements of Schedule 13E-3.
          Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement/Prospectus in answer to the items of Schedule 13E-3. The information in the Information Statement/Prospectus, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement/Prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Information Statement/Prospectus.
          All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Information Statement/Prospectus concerning each filing person other than the Company was supplied by each such filing person, and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person. As of the date hereof, the Information Statement/Prospectus is in preliminary form and is subject to completion or amendment.
ITEM 1.	Summary Term Sheet
Summary Term Sheet. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
ITEM 2.	Subject Company Information

(a)	Name and Address. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET—Parties Involved” is incorporated herein by reference.

(b)	Securities. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT U.S. REALTY PARTNERS LIMITED PARTNERSHIP” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Information Statement/Prospectus under the caption “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT U.S. REALTY PARTNERS LIMITED PARTNERSHIP—Distributions to Limited Partners” and “COMPARISON OF USRP UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.
ITEM 3.	Identity and Background of Filing Person
(a)-(c)	This Schedule 13E-3 is being filed by U.S. Realty Partners Limited Partnership, a Delaware limited partnership (the “Company” or “USRP”), U.S. Realty I Corporation, a South Carolina corporation (“U.S. Realty I”), AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”), Apartment Investment and Management Company, a Maryland corporation (“Aimco”), AIMCO/IPT, Inc., a Delaware corporation (“AIMCO/IPT”), AIMCO-GP, Inc., a Delaware corporation (“AIMCO-GP”), and AIMCO USRP Merger Sub LLC, a Delaware limited liability company (“Merger Sub”).

AIMCO-GP is the general partner of Aimco OP and a wholly owned subsidiary of Aimco. U.S. Realty I is the corporate general partner of the Company and is a wholly owned subsidiary of AIMCO/IPT. AIMCO/IPT is a wholly owned subsidiary of Aimco. Merger Sub was formed solely for the purpose of consummating the merger with the Company, and its sole member is Aimco OP. Aimco OP acts as the other general partner of the Company.

The principal business of Aimco, AIMCO-GP, AIMCO/IPT and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of U.S. Realty I is managing the affairs of USRP. Merger Sub was formed solely for the purpose of consummating the merger with the Company and does not have any assets or operations. The business address of Aimco, AIMCO-GP, AIMCO/IPT, Aimco OP and Merger Sub is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of USRP and U.S. Realty I is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their telephone phone number is (864) 239-1000. USRP is the subject company.

The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET—Parties Involved,” “INFORMATION ABOUT THE AIMCO ENTITIES,” “INFORMATION ABOUT U.S. REALTY PARTNERS LIMITED PARTNERSHIP” and “Annex C—Officers and Directors” is incorporated herein by reference.

During the last five years, none of Aimco, AIMCO-GP, AIMCO/IPT, Aimco OP, USRP or U.S. Realty I nor, to the best of their knowledge, any of the persons listed in Annex C of the Information Statement/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.
ITEM 4.	Terms of the Transaction
(a) (1)	Material Terms. Tender Offers. Not applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGER,” “THE MERGER AGREEMENT,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK,” “COMPARISON OF USRP UNITS AND AIMCO OP UNITS” and “Annex A—Agreement and Plan of Merger” is incorporated herein by reference.

(c)	Different Terms. USRP Unit holders that are unaffiliated with Aimco OP or its affiliates may elect to receive an additional cash payment of $0.31 per USRP Unit in exchange for executing a waiver and release of certain claims. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET—Additional Payment for Waiver and Release” and “THE MERGER—Waiver and Release and Additional Consideration” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET—Appraisal Rights,” “THE MERGER—Appraisal Rights,” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex B—Appraisal Rights of Limited Partners” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. There has been no provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing person.

(f)	Eligibility for Listing or Trading. The information set forth in the Information Statement/Prospectus under the captions “COMPARATIVE PER SHARE DATA,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK” and “COMPARISON OF USRP UNITS AND AIMCO OP UNITS” is incorporated herein by reference.
ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements
(a)	Transactions. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT U.S. REALTY PARTNERS LIMITED PARTNERSHIP—Certain Relationships and Related Transactions” is incorporated herein by reference.
(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “THE MERGER—Background of the Merger” and “THE MERGER—Determination of Merger Consideration” is incorporated herein by reference.
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the

Information Statement/Prospectus under the caption “THE MERGER AGREEMENT” is incorporated herein by reference.
ITEM 6.	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGER—Background of the Merger” and “THE MERGER—Future Plans for the Property” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS — Purposes, Alternatives and Reasons for the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “THE MERGER—Background of the Merger,” “THE MERGER—Future Plans for the Property” and “THE MERGER AGREEMENT—The Merger” is incorporated herein by reference.

ITEM 7.	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Fairness of the Transaction,” “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” and “THE MERGER—Background of the Merger” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” and “THE MERGER—Background of the Merger” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” and “THE MERGER—Background of the Merger” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Effects of the Merger,” “MATERIAL UNITED STATES FEDERAL INCOME TAX MATTERS—United States Federal Income Tax Consequences Relating to the Merger,” “THE MERGER—Background of the Merger,” “THE MERGER—Determination of Merger Consideration,” “THE MERGER—Material United States Federal Income Tax Consequences of the Merger,” “THE MERGER AGREEMENT—The Merger” and “COMPARISON OF USRP UNITS AND AIMCO OP UNITS” is incorporated herein by reference. Aimco’s and its affiliates’ interest in the net book value of USRP for the period ended December 31, 2009 was $(3,734,000) out of a total $(5,064,000), or 73.7%. Aimco’s and its affiliates’ interest in the net earnings of USRP for the year ended December 31, 2009 was $(404,000) out of a total $(546,000), or 74.0%. After completion of the merger, Aimco and its affiliates interest in the net book value and net earnings of USRP will increase to $(5,064,000) and $(546,000), respectively, or 100% and 100%, respectively.

ITEM 8.	Fairness of the Transaction

(a)-(b)	Fairness / Factors Considered in Determining Fairness. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Fairness of the Transaction,” “THE MERGER—Determination of Merger Consideration” and “SPECIAL FACTORS—The Appraisal” is incorporated herein by reference. The Appraisal Report is included as Exhibit (c)(1) to this Schedule 13E-3.

(c)	Approval of Security Holders. The information set forth in the Information Statement/Prospectus under the caption “THE MERGER—Approvals Required” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement/Prospectus under the captions “RISK FACTORS—Risks Related to the Merger” and “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT U.S. REALTY PARTNERS LIMITED PARTNERSHIP—Directors, Executive Officers and Corporate Governance” and “THE MERGER—Approvals Required” is incorporated herein by reference.

(f)	Other Offers. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” and “THE MERGER—Background of the Merger” is incorporated herein by reference.

ITEM 9.	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “THE MERGER—Determination of Merger Consideration,” “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—The Appraisal” is incorporated herein by reference. The Appraisal Report is included as Exhibit (c)(1) to this Schedule 13E-3.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “THE MERGER—Determination of Merger Consideration,” “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—The Appraisal” is incorporated herein by reference. The Appraisal Report is included as Exhibit (c)(1) to this Schedule 13E-3.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of the Company’s Depositary Unit Certificates or any representative who has been so designated in writing.

ITEM 10.	Source and Amounts of Funds or Other Consideration
(a) - (d)	Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement/Prospectus under the captions “THE MERGER—Expenses and Fees and Source of Funds” and “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 11.	Interest In Securities of the Subject Company
(a)	Securities Ownership. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT U.S. REALTY PARTNERS LIMITED PARTNERSHIP—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not Applicable.
ITEM 12.	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Fairness of the Transaction,” “THE MERGER—Background of the Merger” and “THE MERGER—Approvals Required” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “SPECIAL FACTORS—Fairness of the Transaction,” “THE MERGER—Background of the Merger” and “THE MERGER—Approvals Required” is incorporated herein by reference.

ITEM 13.	Financial Statements
(a)	Financial Information. The information set forth in the Information Statement/Prospectus under the captions “SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF U.S. REALTY PARTNERS LIMITED PARTNERSHIP,” “Annex D—USRP’s Annual Report on Form 10-K for the year ended December 31, 2009” and “Annex E—USRP’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used
(a) - (b)	Solicitations or Recommendations. The information set forth in the Information Statement/Prospectus under the caption “FEES AND EXPENSES” is incorporated herein by reference.

ITEM 15.	Additional Information

(b)	Other Material Information. The information set for in the Information Statement/Prospectus, including all annexes and exhibits thereto, is incorporated herein by reference. The Schedule 13E-3 will be amended to specifically list any documents filed in the future that are incorporated by reference into the Registration Statement on Form S-4 filed by Aimco and Aimco OP.

ITEM 16.	Exhibits

(a)(1)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-169870, filed by Aimco and Aimco OP on October 27, 2010 is incorporated herein by reference).

(b)	Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethosda Holdings, Inc., as the Borrowers, the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line Lender and L/C issuer, and the Lenders party thereto (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Aimco OP on September 30, 2010 is incorporated herein by reference).

(c)(1)	Appraisal Report, dated as of May 21, 2010, by Cogent Realty Advisors, LLC, related to Twin Lakes Apartments (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(d)(1)	Agreement and Plan of Merger, dated October 8, 2010 (Exhibit 10.1 to the Current Report on Form 8-K filed by USRP on October 12, 2010 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(g)	Not applicable.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 27, 2010

U.S. REALTY PARTNERS LIMITED PARTNERSHIP
By:	U.S. Realty I Corporation
Its Corporate General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 27, 2010

U.S. REALTY I CORPORATION
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 27, 2010

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 27, 2010

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 27, 2010

AIMCO/IPT, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 27, 2010

AIMCO-GP, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 27, 2010

AIMCO USRP MERGER SUB LLC
By:	AIMCO PROPERTIES, L.P.
Its Sole Member

By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Derek S. McCandless
Name: Derek S. McCandless
Title: Senior Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-169870, filed by Aimco and Aimco OP on October 27, 2010 is incorporated herein by reference).

(b)	Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethosda Holdings, Inc., as the Borrowers, the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line Lender and L/C issuer, and the Lenders party thereto (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Aimco OP on September 30, 2010 is incorporated herein by reference).

(c)(1)	Appraisal Report, dated as of May 21, 2010, by Cogent Realty Advisors, LLC, related to Twin Lakes Apartments (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(d)(1)	Agreement and Plan of Merger, dated October 8, 2010 (Exhibit 10.1 to the Current Report on Form 8-K filed by USRP on October 12, 2010 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(g)	Not applicable.